Exhibit 99.1

CUIT: 30-70496280-7

City of Buenos Aires, October 22, 2013

To the

Comisión Nacional de Valores (National Securities Commission)

Dear Sirs,

We are writing to you in compliance with the provisions set forth by the National Securities Commission in order to inform that, on the date hereof, the board of directors has decided to call an Extraordinary Shareholders’ Meeting to be held on November 21, 2013 at 11:00 AM (first call). Please note that an agenda will be circulated in advance of the meeting.

Yours faithfully,

Adrián Enrique Pedemonte

Attorney in law

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.